CanAlaska Uranium Ltd. CVV - TSX.V CVVUF - OTCBB DH7 – Frankfurt

VIA EDGAR

March 12, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20249

Attention: Mr. John Reynolds

Assistant Director,

Office of Beverages, Apparel and Mining

Dear Sirs:

Re: CanAlaska Uranium Ltd.

Form 20-F for Fiscal Year Ended April 30, 2013

Filed July 30, 2013

File No. 000-28792

Further to your letter of February 26, 2014, the Company is requesting an extension of the time to reply to your letter to Monday, March 26, 2014. The Company has been working diligently on this matter with its auditors, who feel that the additional time will ensure that the revisions to the amended Form 20-F are completed in a satisfactory manner.

We look forward to receiving your response.

Yours truly,

CANALASKA URANIUM LTD.

Per:

“Dianne Szigety“

Corporate Secretary